Exhibit 5.1

BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive • Rancho Mirage, CA 92270
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 422-599-1299
Attorney/Principal		wbarnett@wbarnettlaw.com

April 13, 2023

China De Xiao Quan Care Group Co., Ltd

42 Mott Street, Floor

New York, NY10013

Atten: Dr. Yang, Cong Yi

Re:  Cancellation of Indebtedness Due to Statute of Limitations

Dr. Yang, Chong Yi:

We are furnishing you this opinion at the request of China De Xiao Quan Care Group., Ltd. (the “Issuer” or, the “Company”) in connection with the fair presentation of the financial condition of the Issuer: specifically, whether certain indebtedness in the total amount of $2,422,652 (the “Debt”) should continue to be reflected as due and payable by the Issuer.

We have assumed and relied upon the following additional information in rendering our opinion:

1.	All securities filings made by the Issuer and filed with Securities and Exchange Commission (“SEC”) and OTCMarkets were true and correct, as of the date of filing.

2.	Since the date of the last SEC filing, a Form 10-Q for the quarter ended September 30, 2022 and filed with the SEC on November 16, 2022, (the “Most Recent Filing”), there has been no payment made on any of the Debt, and no agreements with any of the holders of the Debt.

3.	Furthermore, a review of the Company’s spread sheet discloses that the Debt (a) as of December 31, 2022 is comprised of promissory notes payable in the aggregate amount of $600,000 of principal and $818,208 derived from accrued interest on the promissory notes and (b) as of April 12, 2023, there was an additional note in the principal amount of $400,000 and $604,444 derived from accrued interest. The total amount owed and due in regard to the promissory notes in question as of April 12, 2023 is $2,422,652. The Company’s auditors and the Company’s management have also responded to our inquiries that as of April 12, 2023, there have been no payments made on any of the Debt, and no agreements with any of the holders of the Debt.

4.	The promissory notes were issued by the Company between April 5, 2013 and November 17, 2013. The promissory notes all had maturity dates of between December 31, 2015 and April 12, 2017.

5.	The demand notes and laws governing their liabilities are governed, by the laws of the State of Nevada.

In connection with this opinion, we have reviewed applicable federal and state laws, rules and regulations and have made such investigations and examined such documents and material related to the Company as we have deemed necessary and appropriate under the circumstances.

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Our review has been limited to reports filed with the SEC in compliance with the Securities Exchange Act of 1934, as amended, and with representations made by the management of the Company, without having independently verified such factual matters.

The documents that we have reviewed included, but are not limited to, the Most Recent Filing and all other documents and disclosures posted on the SEC and OTC Markets websites, as well as a review of the draft financials reviewed by the auditors of the Company, as of the date of this letter.

In our examination, we have assumed and have not verified, (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, if any (iii) the conformity with the originals of all documents supplied to us as copies, and (iv) the accuracy and completeness of all corporate records and documents and of all certificates and statements of fact given or made available to us by the Company.

State of the Law

The statute of limitations for the collection of promissory notes in Nevada is found in Section 104.3118 of the Nevada Revised Statutes. This Section provides that a debt payable at a specific time must be commenced within six years after the due date. An action to collect a note payable on demand must be commenced within six years after the demand, or when there have been no payments of principal or interest for a continuous period of six years. With the limited exception noted below for demand notes, there is a 6-year statute of limitations for the collection of a corporate debt issued in the State of Nevada. As explained below, the determination of when the limitations period begins depends on whether the debt is evidenced by a promissory note or by another written contract. The debts reflected in the Most Recent Filing do not indicate the terms of the loan. Even if it is assumed that the loan constituted demand obligations, the demand obligation was entered into more than six years prior to the date of this letter.

In addition, under NRS 11.200, Computation of time, the time in NRS 11.190 shall be deemed to date from the last transaction or the last item charged or last credit given; and whenever any payment on principal or interest has been or shall be made upon an existing contract, whether it be a bill of exchange, promissory note or other evidence of indebtedness if such payment be made after the same shall have become due, the limitation shall commence from the time the last payment was made. No payments of principal or interest have been paid by the Company on these promissory notes for over six years.

Facts and Legal Opinion

The Company has stated that the promissory notes set forth above and identified on the balance sheet that constitutes the Debt was entered into in excess of six years ago. Since that time there have been no collection efforts by the holders of the notes, or any party.

Under Section 104.3118 of the Nevada Revised Statutes, the statute of limitations for collection of these debts against the Company is six years after the date of the instrument. The above-listed obligation was entered into more than six years prior to the date of this letter. As a result of this fact, and the assumptions made in this letter, we are of the opinion that the holder of the above-referenced notes may not legally bring and action for collection of the instruments against the Company. As a result, we conclude that fair presentation of the financial statements of the Company would require removal of the debt associated with the Debt.

As to matters of fact, we have relied upon information obtained from public officials, officers of the Company, and/or other sources, and I represent that all such sources were believed to be reliable. We have relied upon the Company’s assurances concerning the lack of payment, settlement discussions or collection activities on the Debt since the date of this letter.

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We have made no independent attempt to verify facts as provided to me and set forth herein and this opinion is limited to and conditioned upon, the facts as stated herein.

We are qualified to practice law in the States of California and we express no opinion as to the laws of any jurisdictions except for those of the State of Nevada and the United States of America referred to herein.

This opinion letter and the opinions it contains shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association's Business Law Section as published in 53 Business Lawyer 831 (May 1998).

Our opinions set forth in this letter are based upon the facts in existence and laws in effect on the date hereof and we expressly disclaim any obligation to update our opinions herein, regardless of whether changes in such facts or laws come to our attention after the delivery hereof.

This opinion is limited to the matters set forth herein. No opinion may be inferred or implied beyond the matters expressly contained herein. This opinion is rendered solely for your benefit and no other person or entity, other than your successors and assignees, shall be entitled to rely on any matter set forth herein without the express written consent of the undersigned.

Very truly yours,

William B. Barnett

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